SECURITIES AND EXCHANGE COMMISSION
(Release No. 34-85982; File No. 013-00107)

May 31, 2019

Initial Form ATS-N Filing; Notice of Extension of Commission Review Period

On February 8, 2019, Liquidnet Negotiation ATS filed an initial Form ATS-N ("Form ATS-N") with the Securities and Exchange Commission ("Commission"). Pursuant to Rule 304 under the Securities and Exchange Act of 1934 ("Act"), the Commission may, after notice and an opportunity for hearing, declare an initial Form ATS-N ineffective no later than 120 days from the date of filing with the Commission, or, if applicable, the extended review period. June 8, 2019 is 120 calendar days from the date of filing. Pursuant to Rule 304(a)(1)(iv)(B), the Commission may extend the initial Form ATS-N review period for up to an additional 120 calendar days if the initial Form ATS-N is unusually lengthy or raises novel or complex issues that require additional time for review.

Liquidnet Negotiation ATS was operating pursuant to an initial operation report on Form ATS on file with the Commission as of January 7, 2019.[1] Liquidnet Negotiation ATS filed an initial Form ATS-N on February 8, 2019. During the initial 120 calendar day review period, the Commission staff has been reviewing the disclosures on Liquidnet Negotiation ATS's initial Form ATS-N. In addition, the staff has been engaged in ongoing discussions with Liquidnet Negotiation ATS about its disclosures and manner of operations, as well as the requirements of

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[1]   An NMS Stock ATS (as defined in Rule 300(k) of Regulation ATS) that was operating pursuant to an initial operation report on Form ATS on file with the Commission as of January 7, 2019 is a "Legacy NMS Stock ATS." 17 CFR 242.301(b)(2)(viii).

Form ATS-N, to facilitate complete and comprehensible disclosures that reflect the complexities of those operations.

Form ATS-N requires NMS Stock ATSs to file with the Commission, and disclose to the public for the first time, certain information, including descriptions by the NMS Stock ATSs of their fees, the trading activities by their broker-dealer operators and their affiliates in the NMS Stock ATSs, their use of market data, their written standards for granting access to trading on the NMS Stock ATSs, and their written safeguards and procedures for protecting their subscribers' confidential trading information required by revised Rule 301(b)(10) of Regulation ATS. The initial Form ATS-N disclosures and discussions with Commission staff have revealed complexities about the operations of Legacy NMS Stock ATSs including, among other things, matching functionalities, means of order entry, order interaction and execution procedures, conditional order processes, segmentation of orders, and counterparty selection protocols. The Commission staff needs additional time to review novel and complex issues such as these, which Commission staff has discussed with Liquidnet Negotiation ATS. Extending the initial Form ATS-N Commission review period for an additional 120 calendar days will provide Commission staff an opportunity to continue its review of the initial Form ATS-N disclosures and discussions with Liquidnet Negotiation ATS.

In the conversations between Liquidnet Negotiation ATS and Commission staff about the initial Form ATS-N disclosures and the ATS operations, Commission staff and Liquidnet Negotiation ATS have discussed a potential amendment to update Liquidnet Negotiation ATS's disclosures regarding the complexities of its operations. Extending the review period will enable the NMS Stock ATS to amend its disclosures, if appropriate, and allow Commission staff to

conduct a thorough review of amendments to the initial disclosures provided on the initial Form ATS-N.

For the reasons given above, the Commission is extending the review period of the initial Form ATS-N submitted by Liquidnet Negotiation ATS. Accordingly, pursuant to Rule 304(a)(1)(iv)(B), October 6, 2019 is the date by which the Commission may declare the initial Form ATS-N submitted by Liquidnet Negotiation ATS ineffective.

By the Commission.

Eduardo A. Aleman
Deputy Secretary